UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Q1 2025 Trading Update (Unaudited)
2nd May 2025	Pearson on track to deliver 2025 guidance1 with expected Q1 result and momentum building for the second half

Highlights
●	Underlying Group sales up 1%, with growth expected to accelerate in the second half of the year
●	All business units performing in line with expectations; strong start for Higher Education with underlying sales up 6%
●	Good progress against our 2025 strategic priorities, including:
	o	Expanding professional learning capabilities with our new Pearson Skilling Suite (link here)
	o	Continuing to lead on the application of innovative technologies, with the launch of an AI-powered Smart Lesson Generator (link here)
	o	New contract wins in Enterprise Learning & Skills; including with UK Ministry of Defence (link here)
	o	Launch of redefined Pearson brand to embrace the future of learning (link here)
●	£350m share buyback programme launched and progressing; £0.1bn State Aid recovery received in full

Omar Abbosh, Pearson's Chief Executive, said:
"We continue to make good progress against our strategy, supporting our medium term growth outlook. We are confident of delivering on our expectations for the year given our clear path to achieving stronger growth in the second half, whilst we recognise the heightened uncertainties around the global economy.

Financial and operating performance in our smallest quarter was in line with our plans and we continue to build AI enhanced offerings across the business and make progress on our Enterprise initiatives."

Underlying Group sales growth of 1% in Q1 2025
●
Assessment & Qualifications sales were up 1%. Pearson VUE declined slightly, with growth expected to be weighted to H2 driven by the timing of new contracts and the test prep business building during the year, supported by the recent launch of the Pearson Skilling Suite programme. Clinical Assessment grew due to the continued traction of our products in the market, with further new product releases planned this year, and digital product growth. US Student Assessment saw a small decline due to changes in programme services and timing of delivery. UK & International Qualifications sales benefitted from International growth.

●
Virtual Learning sales decreased 4%, in line with guidance, reflecting the impact of previous partner school losses and timing of funding upsides in the prior period. 2024/25 academic year enrolments increased by 5% in the Spring semester on a same school basis, with positive retention trends.

●
Higher Education sales were up 6% benefitting from the continued innovation and roll out of AI study tools for students and educators and the ongoing successful monetisation of the Channels product. In the quarter, there was growth of 22% in Inclusive Access and 4% in US digital subscriptions. In our International business, 25 AI translated titles were made available for Spring semester courses, expanding the reach of Pearson learning experiences faster and more efficiently.

●
English Language Learning sales decreased 6%, in line with guidance. Institutional declined due to a strong comparator period in Q1 2024, and we expect performance to improve in Q2 and beyond. Pearson Test of English (PTE) performed well against a tough market backdrop and despite a decline in volumes we grew the business. We continue to lead on the application of innovative technologies with the recent launch of AI-powered Smart Lesson Generator and Digital Language Tutor.

●
Enterprise Learning & Skills sales were up 1%. Vocational Qualifications delivered a solid performance with new contract wins supporting pipeline growth, including apprenticeship courses with the UK Ministry of Defence and T Levels in Health and Science. Enterprise Solutions announced strategic partnerships with Microsoft and AWS in the quarter as we build momentum in our Enterprise approach and related sales capability.

On track to achieve 2025 guidance and medium term outlook unchanged
●
We expect sales growth and adjusted operating profit in line with market expectations1 for 2025. We expect low single-digit sales growth in H1 with stronger growth in H2. We outline our previously issued 2025 guidance later in this release.

●
Beyond 2025, Pearson is positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion2, in the region of 90% to 100%, on average, across the period.

Strong financial position
●	Pearson's financial position remains strong, with low leverage and strong liquidity.
●	The £0.1bn previously paid in relation to State Aid was recovered in full during Q1 2025.
●	In March 2025 we commenced our £350m share buyback programme, with £65m purchased up to 30th April 2025.

Executive Change
●
Dave Treat, Pearson's Chief Technology Officer, has assumed leadership of the company's digital and technology operation alongside his current architectural and innovation responsibilities, effective 7th April 2025. Dave joined Pearson last July and will play a crucial role in scaling Pearson's AI offerings, bolstering our innovation pipeline, and driving collaboration across different business units.

●
Marykay Wells, who led the Digital and Technology team as Chief Information Officer, decided to leave Pearson, effective 4th April 2025. We want to thank Marykay for her work on our technology foundations and capabilities.

Financial summary

Sales	Q1 2025 Underlying growth
Assessment & Qualifications	1%
Virtual Learning	(4)%
Higher Education	6%
English Language Learning	(6)%
Enterprise Learning & Skills	1%
Total	1%

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes.

2025 guidance summary

Underlying Sales growth	Group	In line with market expectations1. We expect low single-digit sales growth in H1 with stronger growth in H2.
	Assessment & Qualifications	Sales to grow low to mid-single digit. Growth will be H2 weighted with new and renewed contracts and the test prep business building during the year.
Virtual Learning
Sales to decline in H1 given the final impact of previous school losses and the timing of funding in the previous year. Return to growth in H2 and the full year driven by enrolment increases, partially from new school openings, for the 25/26 academic year.

Higher Education
Sales growth in 2025 will be higher than in 2024 as we build on the successful results of our sales team transformation and product innovations, particularly using AI. Growth will be relatively stable throughout the year.

English Language Learning
Sales growth will moderate given the likely impacts of elections on immigration rates in 2025 affecting our PTE business, which is expected to decline in the year. Q1 declined in line with expectations and we expect growth to increase each quarter thereafter. We remain confident in the medium term outlook given demographic projections.

	Enterprise Learning & Skills	Sales to grow high single digit with Vocational Qualifications seeing solid growth and the addition of several new contracts for Enterprise Solutions. Growth will increase quarter on quarter.
Group Profit	Adjusted Operating Profit	In line with market expectations1.
	Interest	Adjusted net finance costs of c.£65m reflecting the impact of the Education Bond and £350m share buyback programme which commenced in March.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be between 24% and 25%.
Cash flow		We expect a free cash flow conversion2 of 90-100% plus the £0.1bn State Aid repayment which was received in full during Q1 2025.
FX		Every 1c movement in GBP:USD rate equates to approximately £5m adjusted operating profit impact.

12025 consensus on the Pearson website dated 27th January 2025; underlying sales growth 4.4%, adjusted operating profit of £656m at £:$ 1.23.  The average £:$ rate for Q1 2025 was 1.27, which if held for the full year would imply an updated adjusted operating profit consensus of c.£636m, applying the FX guidance stated above.
2Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Contacts

Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 02 May 2025
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary